SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately prior to the last paragraph of the section entitled “Litigation”:

“On April 13, 2011, the United States District Court for the Northern District of California, in connection with the action captioned McCreary v. Celera Corp., et al. (No. 3:11-cv-01618-SC), entered an order staying that case pending the resolution of the consolidated class action pending in the Delaware Court of Chancery.

On April 14, 2011, the United States District Court for the Northern District of California, in connection with the action captioned In re Celera Corp. Derivative Litigation (No. C 10-02935 JW), entered an order denying the plaintiffs’ motion for leave to amend the consolidated complaint to assert putative class action claims against members of the Company Board, as well as Parent and Purchaser. Accordingly, the Company Board members’ motion for a temporary stay in favor of a parallel Delaware state court proceeding and the plaintiffs’ motion to expedite discovery were denied as moot. The order also granted the plaintiffs’ motion for leave to amend the complaint to add allegations to their derivative claims regarding the Company’s March 2011 financial statement.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 15, 2011